SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   Form 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of May, 2005
                       Commission File Number: 000-30735

                           Rediff.com India Limited
                (Translation of registrant's name into English)

        1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
                         Mahim (West), Mumbai 400 016
                    (Address of principal executive office)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F |X|        Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes |_|                     No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

    On May 18, 2005, Rediff.com India Limited ("Rediff") issued a press release announcing its financial results for the fourth fiscal quarter and the full fiscal year ended March 31, 2005. A copy of the related press release is attached hereto as Exhibit 99.1.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 18, 2005                     Rediff.com India Limited
                                        (Registrant)


                                        By:  /s/ Joy Basu
                                           -------------------------------------
                                        Name: Joy Basu
                                        Title: Chief Financial Officer

EXHIBIT NO.     DESCRIPTION
-----------     -----------

99.1            Press release issued by the registrant dated May 18, 2005.

                                                                    Exhibit 99.1

                                  rediff.com

    Rediff.Com Reports Results For The Fourth Quarter And Fiscal Year Ended
                                March 31, 2005

Mumbai, India, May 18, 2005

Rediff.com India Limited (Nasdaq: REDF), one of the premier worldwide online providers of news, information, communication, entertainment and shopping services for Indians, today announced its financial results for its fourth fiscal quarter and year ended March 31, 2005.

Highlights

     o Revenues for the quarter ended March 31, 2005 grew by 36% year on year to US$3.5 million.

     o India Online revenues for the quarter ended March 31, 2005 grew by 88% year on year to US$2.1 million and accounted for 61% of total revenues.

     o US Publishing revenues for the quarter ended March 31, 2005 declined by 6% year on year to US$1.4 million and accounted for 39% of total revenues.

     o Net loss for quarter ended March 31, 2005 was US$0.24 million or 0.9 cents per ADS, compared to a net loss of US$2.1 million or 8.2 cents per ADS for the same period last year.

     o Revenues for the fiscal year ended March 31, 2005 grew by 34% from the prior fiscal year to US$12.6 million.

     o India Online revenues for the fiscal year ended March 31, 2005 grew by 80% to US$6.6 million compared to the prior fiscal year.

     o US Publishing revenues for the fiscal year ended March 31, 2005 grew by 4% to US$6.1 million compared to the prior fiscal year.

     o Net loss for the fiscal year ended March 31, 2005 was US$1.4 million or 5.6 cents per ADS compared to a net loss of US$5.7 million or 22.3 cents per ADS for the prior fiscal year.

     o Registered user base as of March 31, 2005 totaled 36 million, an 18% increase compared to the number of registered users as of March 31, 2004.

     o Rediff.com continues to invest on existing products which include the Pay4Clicks Ad Platform, Rediff Bol Instant messenger on the VOIP platform, Web Hosting services and the social networking platform - Connexions.


"We see our future depending on our ability to create and market world class products," says Ajit Balakrishnan, Chairman and CEO, Rediff.com India Limited. "We continue to invest in order to achieve this goal," concluded Mr. Balakrishnan.

Financial Results

Revenues
Revenues for the quarter ended March 31, 2005 were US$3.5 million, as compared to US$2.6 million in the same quarter last fiscal year. For the full fiscal year, revenues were US$12.6 million compared to US$9.5 million in fiscal 2004.

For the quarter ended March 31, 2005, India Online contributed US$2.1 million in revenues, an increase of 88% when compared to the same quarter last fiscal year.

Revenues from US Publishing for the quarter ended March 31, 2005, declined by 6% to US$1.4 million compared to the same quarter in fiscal 2004. This was partially driven by lower advertising revenues from India Abroad, our weekly news publication. US Publishing is comprised of India Abroad and Rediff USA online.

Gross Margin
Gross Margin percentage for the quarter ended March 31, 2005 was 61% up from 59% in the same quarter last fiscal year. For the full fiscal year, Gross Margin stood at US$7.5 million or 60% compared to US$4.7 million or 50% in fiscal 2004.

Operating Expenses
Total operating expenses for the quarter ended March 31, 2005 were US$2.3 million, compared to US$1.4 million for the same quarter last fiscal year. For the full fiscal year 2005, total operating expenses stood at US$8.5 million compared to US$6.7 million compared to fiscal 2004.

Net Income (Loss)
Net loss for the quarter ended March 31, 2005 declined to US$0.24 million or
0.9 cents per ADS, compared to US$2.1 million, or 8.2 cents per ADS for the same quarter last fiscal year.

For the full fiscal year ended March 31, 2005, the Company's net loss was US$1.4 million or approximately 5.6 cents per ADS. By way of comparison, the net loss in fiscal 2004 was US$5.7 million or 22.3 cents per ADS.

Cash and cash equivalents totaled approximately US$10 million as of March 31, 2005.

About Rediff.com
Rediff.com India Limited (Nasdaq: REDF) is one of the premier online providers of news, information, communication, entertainment and e-commerce services for Indians worldwide.

Known for its news content and for providing accurate and trustworthy information, Rediff.com provides an ideal platform for Indians worldwide to connect with one another online fast. Rediff.com is committed to offering a personalized and a secure surfing and shopping environment.

Rediff.com additionally offers the Indian American community, one of the oldest and largest Indian weekly newspapers, India Abroad, and an online portal, Rediff USA online.

Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward -looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

                                Table to follow


                                            STATEMENT OF OPERATIONS
                                            April 2004 - March 2005

                                                          (All figures are in US$ million)
                                                 Year ended March 31           Quarter ended March 31
                                               -------------------------     ---------------------------
                                                   2005           2004          2005             2004
                                               -----------      --------     ---------         ---------

Revenues
India Online                                       6.56           3.64          2.11             1.12
US Publishing                                      6.07           5.81          1.35             1.43
Total Revenues                                    12.63           9.45          3.46             2.55

Cost Of Revenues                                  (5.11)         (4.74)        (1.34)           (1.06)

Gross Margin                                       7.51           4.71          2.12             1.49
Gross Margin %                                      60%            50%           61%              59%

Operating Expenses                                (8.53)         (6.66)        (2.28)           (1.39)

Operating EBITDA                                  (1.02)         (1.95)        (0.16)            0.10

Depreciation / Amortization                       (0.70)         (1.27)        (0.21)           (0.21)

Interest Income                                    0.53           0.33          0.13             0.13

Foreign Exchange Gain/ (Loss)                      0.01          (0.46)         0.00            (0.06)

Loss from continuing operations before
income taxes                                      (1.18)         (3.34)        (0.24)           (0.05)

Tax                                               (0.04)         (0.00)        (0.00)           (0.00)

Loss from continuing operations                   (1.22)         (3.35)        (0.24)           (0.05)

Loss from discontinued operations                 (0.21)         (2.37)        (0.00)           (2.05)

Net Loss                                          (1.43)         (5.72)        (0.24)           (2.10)
Net Loss per ADS (cents)                          (5.56)        (22.34)        (0.92)           (8.20)

Weighted average ADS Outstanding (in
millions)                                         25.70          25.60         25.70            25.60

----------------
Notes

     1. The above financials are subject to audit and while no significant changes are anticipated, the final audited numbers could vary from the numbers set forth above.
     2. Discontinued Operations: Loss from discontinued operations is related to the disposal of the Valucom business.
     3. Loss per ADS is computed for each period based on the weighted average shares outstanding for each period.

Non-GAAP Measures

Operating EBITDA and non-GAAP operating expenses are the non-GAAP measures used in this press release. These measurements are not recognized under generally accepted accounting principles ("GAAP").

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by GAAP and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company's performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:

                               RECONCILIATION FROM OPERATING EBITDA TO NET LOSS
                                        Fiscal April 2004 - March 2005

                                                                  (All figures are in US$ million)
                                                     Year ended March 31             Quarter ended March 31
                                                   ---------------------------   ------------------------------
                                                       2005            2004           2005             2004
                                                   -----------    ------------   -------------     ------------

Operating EBITDA (Non GAAP)                           (1.02)          (1.95)         (0.16)            0.10

Depreciation / Amortization                           (0.70)          (1.27)         (0.21)           (0.21)

Interest Income                                        0.53            0.33           0.13             0.13

Foreign Exchange Gain/ (Loss)                          0.01           (0.46)          0.00            (0.06)

Loss from continuing operations before income
taxes                                                 (1.18)          (3.34)         (0.24)           (0.05)

Tax                                                   (0.04)          (0.00)         (0.00)           (0.00)

Loss from continuing operations                       (1.22)          (3.35)         (0.24)           (0.05)

Loss from discontinued operations                     (0.21)          (2.37)         (0.00)           (2.05)

Net Loss (GAAP)                                       (1.43)          (5.72)         (0.24)           (2.10)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:


                            RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
                                        Fiscal April 2004 - March 2005

                                                          (All figures are in US$ million)
                                                 Year Ended March 31            Quarter Ended March 31
                                            ---------------------------    ------------------------------
                                                 2005           2004           2005             2004
                                            ------------  -------------    -----------      -------------


Operating Expenses (GAAP)                        9.23           7.93           2.49             1.6

Depreciation/Amortization                       (0.7)          (1.27)         (0.21)           (0.21)

Operating Expense (Non-GAAP)                     8.53           6.66           2.28             1.39


The Company has historically provided the above measures in previous press releases and believes it provides transparency and continuity to investors for comparable purposes.

Investor Relations Contact:
Debasis Ghosh
Head - Investor Relations and Public Affairs
Rediff.com India Limited
debasisg@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 266.